Exhibit 99.2

Chairman	February 9, 2023
James W. Boyd	File: 3871.008

President and CEO
John T. Boyd II

Managing Director and COO
Ronald L. Lewis	Mr. John Turner
President & Chief Financial Officer
Vice Presidents Robert J. Farmer	Atlas Sand Company LLC 5918 W Courtyard Drive Suite 500 Austin, TX 78730
John L. Weiss
Michael F. Wick
William P. Wolf

Managing Director - Australia	Subject: Estimation of Atlas Sand Company, LLC
Jacques G. Steenekamp
Managing Director - China Jisheng (Jason) Han	2022 Year-End Reserves Kermit and Monahans Properties
Winkler and Ward Counties, Texas

Managing Director – South America
Carlos F. Barrera	Dear Mr. Turner:

Managing Director – Metals
Gregory B. Sparks	This letter provides John T. Boyd Company’s (BOYD) update of estimated proppant (frac) sand reserves remaining as of December 31, 2022, at the Kermit and Monahans Mines. BOYD is familiar with the Atlas Sand Company, LLC (Atlas) reserve holdings, having completed a S-K 1300 Technical Report Summary (TRS) for both of the properties, as of December 31, 2021. The reader is referred to this May 2022 report (BOYD Report No. 3871.006) for definitions and general resource and reserve procedures used by BOYD, as well as additional information pertaining to the subject property.
Pittsburgh 4000 Town Center Boulevard, Suite 300
Canonsburg, PA 15317
(724) 873-4400
(724) 873-4401 Fax
jtboydp@jtboyd.com
Denver
(303) 293-8988
jtboydd@jtboyd.com
Brisbane
61 7 3232-5000
jtboydau@jtboyd.com
Beijing	This resource/reserve summary update was prepared for Atlas in support of their disclosure of frac sand resources and reserves for the Kermit and Monahans Mines in accordance with S-K 1300 Regulations.
86 10 6500-5854
jtboydcn@jtboyd.com
Bogota
+57-3115382113 jtboydcol@jtboyd.com
www.jtboyd.com
Reserve Opinion
It is our professional opinion that as of December 31, 2022, Atlas controlled 192.83 million tons of Proven and Probable

Mr. John Turner	February 9, 2023
Atlas Sand Company, LLC	Page 2

Reserves at the Kermit Mine and 164.60 million tons of Proven and Probable Reserves at the Monahans Mine in Winkler and Ward Counties, Texas. The product tonnage is estimated as follows:

Summary of Atlas Energy Solutions Reserves - By Control and Product Size - Year Ended December 31, 2022
Kermit Facility	Proven			Probable			By Mesh Size
	40/70	70/140	Total	40/70	70/140	Total	40/70	70/140	Total
Owned	78,433	56,554	134,987	—	—	—	78,433	56,554	134,987
Leased	28,580	24,433	53,013	2,599	2,232	4,831	31,179	26,665	57,844

Total	107,013	80,987	188,000	2,599	2,232	4,831	109,612	83,219	192,831

Monahans Facility	Proven			Probable			By Mesh Size
	40/70	70/140	Total	40/70	70/140	Total	40/70	70/140	Total
Leased	70,053	43,454	113,507	32,041	19,057	51,098	102,094	62,511	164,605

Year Over Year (YOY) Changes to Estimated Resources and Reserves

Unless otherwise stated, frac sand resource and frac sand reserve estimates disclosed herein are completed in accordance with the standards and definitions provided by S-K 1300. It should be noted that BOYD considers the terms “mineral” and “frac sand” to be generally interchangeable within the relevant sections of S-K 1300.

As noted in §229.1304(e), Individual Property Disclosure.

Compare the property’s mineral resources and mineral reserves as of the end of the last fiscal year with the mineral resources and mineral reserves as of the end of the preceding fiscal year, and explain any material change between the two.

The following is a summary of the YOY changes to Atlas’ reportable mineral (frac sand) resources and mineral (frac sand) reserves:

1.	Mineral (Frac Sand) Resources:

a.	As of December 31, 2021, the frac sand resources (measured, indicated, and inferred) excluding those converted to frac sand reserves are as follows:

Summary of Frac Sand Mineral Resources (Tons 000) at the End of the Fiscal Year Dated December 31, 2021.
	Owned	Leased	Total
Kermit Operation	38,904	359,476	398,380
Monahans Operation	—	1,266,739	1,266,739

Total	—	1,626,215	1,665,119

JOHN T. BOYD COMPANY

Mr. John Turner	February 9, 2023
Atlas Sand Company, LLC	Page 3

b.

As of December 31, 2022, there were no additional frac sand resources (measured, indicated, or inferred) acquired; therefore, there is no YOY change in the resource estimate and it remains at 1,665,119 tons.

2.	Mineral (Frac sand) Reserves –

Kermit Mine- Summarized in the tables below, the estimated total reportable frac sand reserves for the Kermit Property as of December 31, 2021, were 198.02 million tons (per the TRS), and the estimated total reportable frac sand reserves as of December 31, 2022, were 192.83 million tons.

Kermit Mine - Summary of Frac Sand Mineral Reserves (Tons 000) at the End of the Fiscal Year Dated December 31, 2021 Based on Price of $30.00 per ton
	Owned	Leased	Total	Product Size	Recovery *(%)
Proven mineral reserves	140,172	53,013	193,185	40/140-Mesh	81
Probable mineral reserves	—	4,831	4,831	40/140-Mesh	81

Total	140,172	57,844	198,016

Kermit Mine - Summary of Frac Sand Mineral Reserves (Tons 000) at the End of the Fiscal Year Dated December 31, 2022 Based on Price of $30.00 per ton
	Owned	Leased	Total	Product Size	Recovery*(%)
Proven mineral reserves	134,987	53,013	188,000	40/140-Mesh	81
Probable mineral reserves	—	4,831	4,831	40/140-Mesh	81

Total	134,987	57,844	192,831

*	Recovery % represents the product yield after processing losses based on average of drill data.

The YOY change of approximately 2.6% in reportable reserve tons is due to the normal mining (production) activity occurring on the property whereby the ROM material is depleted for the production of saleable frac sand product.

Monahans Mine- Summarized in the tables below, the estimated total reportable frac sand reserves for the Monahans Property as of December 31, 2021, were 169.72 million tons (per the TRS), and the total reportable frac sand reserves as of December 31, 2022, were 164.61 million tons.

Monahans Mine - Summary of Frac Sand Mineral Reserves (Tons 000) at the End of the Fiscal Year Dated December 31, 2021 Based on Price of $30.00 per ton
	Owned	Leased	Total	Product Size	Recovery *(%)
Proven mineral reserves	—	118,625	118,625	40/140-Mesh	88
Probable mineral reserves	—	51,098	51,098	40/140-Mesh	88

Total	—	169,723	169,723

Monahans Mine - Summary of Frac Sand Mineral Reserves (Tons 000) at the End of the Fiscal Year Dated December 31, 2022 Based on Price of $30.00 per ton
	Owned	Leased	Total	Product Size	Recovery *(%)
Proven mineral reserves	—	113,507	113,507	40/140-Mesh	88
Probable mineral reserves	—	51,098	51,098	40/140-Mesh	88

Total	—	164,605	164,605

*	Recovery % represents the product yield after processing losses based on average of drill data.

JOHN T. BOYD COMPANY

Mr. John Turner	February 9, 2023
Atlas Sand Company, LLC	Page 4

The YOY change of approximately 3% in reportable reserve tons is due to the normal mining (production) activity occurring on the property whereby the ROM material is depleted for the production of saleable frac sand product.

Report Qualifying Statements

Based on the work efforts conducted during our mineral resource/mineral reserve update, it is BOYD’s opinion that the above reserve statement, as a whole, provides a reasonable estimate of the available controlled proppant sand reserves that can reasonably be expected to be legally and economically extractable at the time of determination. The statements are therefore considered suitable and appropriate for public reporting, and are derived using a sound and logical industry customary approach.

Our update was performed to obtain reasonable assurance regarding Atlas’ latest reserve statements. Our methodology and practices applied in formulating this estimate are consistent with generally acceptable mining engineering practice. We believe our audit provides a reasonable basis for our opinion.

The individuals primarily responsible for this resource/reserve update letter are by virtue of their education, experience, and professional association considered Qualified Persons as defined in Subpart 1300 of Regulation S-K.

Estimates of any mineral resources and reserves are always subject to a degree of uncertainty. The level of confidence that can be applied to a particular estimate is a function of, among other things: the amount, quality, and completeness of exploration data; the geological complexity of the deposit; and economic, legal, social, and environmental factors associated with mining the resource/reserve. By assignment, BOYD used the definitions provided in S-K 1300 to describe the degree of uncertainty associated with the estimates reported herein.

In preparing this reserve estimate, we have relied on information provided by Atlas regarding the property, as well as the TRS for the Kermit and Monahans property. BOYD notes that nothing has come to our attention in the course of preparing this reserve estimate letter that would indicate it is not veritable as of the date provided to us.

We do not warrant the conclusions and findings of this reserve estimate, but consider them reasonable, realistic, and developed using accepted engineering practices. We believe the results of our year-end reserve estimate provide a firm basis for evaluation of the Atlas Kermit and Monahans properties.

JOHN T. BOYD COMPANY

Mr. John Turner	February 9, 2023
Atlas Sand Company, LLC	Page 5

It is our opinion that the tonnages presented herein represent a reasonable accounting of the Atlas Kermit and Monahans estimated frac sand resource and reserve holdings as of December 31, 2022.

Respectfully submitted,

JOHN T. BOYD COMPANY

By:

John T. Boyd II

President and CEO

JOHN T. BOYD COMPANY